UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).   Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).   Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator Holdings Ltd. on November 21, 2014: NAVIGATOR HOLDINGS LTD. ANNOUNCES CHANGES TO BOARD OF DIRECTORS

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.

Description

99.1

Press Release of Navigator Holdings Ltd. dated November 21, 2014.

NEWS RELEASE

November 21, 2014

NAVIGATOR HOLDINGS LTD. ANNOUNCES CHANGES TO BOARD OF DIRECTORS

London, England, November 21, 2014 - Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), announces today that Wendy Teramoto has joined our board of directors effective immediately.  Ms. Teramoto is a managing director at WL Ross & Co and we have worked with her since December 2011 when funds managed by WL Ross & Co made their initial investment in Navigator. Wendy Teramoto replaces Wilbur Ross Jr who has served on our board since April 2012.  Mr Ross was an active board member and we have every confidence that Ms. Teramoto will carry forward these valued contributions.

Mr Ross was recently appointed Vice Chairman of the Bank of Cyprus. Mr Ross resigned from the board of Navigator, as well as the boards of Assured Guaranty, International Automotive Components, International Textile Group, NBNK Ltd., Ocwen Financial Corp. and Talmer Bancorp. due to new regulatory restrictions in the European Union which limit the number of directorships a bank officer may hold. Mr Ross commented, “I regret having to resign from the Board of Navigator along with several other companies with whom I have worked closely, but I am proud that Wendy, along with other members of our team at WL Ross & Co. have developed enough expertise and stature to be welcomed onto the boards of companies such as Navigator in which our firm holds investments.”

Navigator Gas

Attention: Investor Relations department

New York:

399 Park Avenue, 38th Floor, New York, NY 10022.   Tel: 1 212 355-5893

London:

21 Palmer Street, London, SW1H 0AD.    Tel: 44 (0)20 7340-4850

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 21, 2014

By:

/s/ Niall Nolan

Name:

Niall Nolan

Title:

Chief Financial Officer